NO ACT

PE
1-27-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025701

March 22, 2012

Samuel M. Livermore
Cooley LLP
slivermore@cooley.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-12

Re: URS Corporation
Incoming letter dated January 27, 2012

Dear Mr. Livermore:

This is in response to your letters dated January 27, 2012 and January 30, 2012 concerning the shareholder proposal submitted to URS by William Steiner. We also have received letters on the proponent's behalf dated January 27, 2012, January 29, 2012, January 30, 2012, January 31, 2012, February 1, 2012, February 10, 2012, and February 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 22, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: URS Corporation
Incoming letter dated January 27, 2012

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment, and to report to shareholders regarding the policy.

We are unable to concur in your view that URS may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that URS may omit the proposal from its proxy materials in reliance on rule 14-8(i)(3). In addition, we are unable to concur in your view that URS may identify the representative of the proponent in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that URS may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that URS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The attached *Abbott Laboratories* (February 9, 2012) is a precedent on a rule 14a-8 proposal concerning this same topic. Also included is the proponent's February 6, 2012 rebuttal.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

February 9, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 22, 2011

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 6, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories' Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Abbott Laboratories ("Abbott" or the "Company"), by letter dated December 22, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials.

I. Introduction

Proponent's Proposal to Abbott urges that:

> the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a

> share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Abbott's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2012 annual meeting of shareholders. The Company argues that the Proposal, which was filed November 14, 2011, is "materially false and misleading" and is, therefore, excludable pursuant to Rule 14a-8(i)(3) because, citing Staff Legal Bulletin 14B (September 15, 2004),

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires

Abbott's argument ignores the plain meaning of the language contained in the Proposal. Instead, Abbott raises implementation questions that are matters of ordinary business and not matters for its shareholders. For example, Abbott asks whether the Proposal would affect "a senior executive...if her or she left the Company before retirement age." Abbott's questions have no bearing on Rule 14a-8(i)(3) because, if the Proposal were adopted by the Company, the Compensation Committee of the Board would oversee its implementation by management. Abbott's questions are not matters that render the Proposal "vague and misleading" and, even if they were, Staff Legal Bulleting 14B (September 15, 2004) provides for modification of the language of the Proposal, not, as Abbott would have it, merely its exclusion.

II. The Plain Language of the Proposal Seeks Adoption of a Share Retention Policy for Abbott's Senior Executives

The Proposal urges "the Compensation Committee of the Board of Directors (the 'Committee') to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age." It plainly states that "normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

Abbott claims that "this request (sic) could be interpreted in multiple ways." It cites a hypothetical "senior executive" who "left the Company before retirement age," asking whether he or she would be covered by the Proposal's share retention policy? The plain language of the Proposal, however, states that it would only apply to senior executives who reach "normal retirement age."

Abbot then asks "does the Proposal intend a policy that would govern equity retention only while the senior executive remains a senior executive, or at least an employee of the Company." The plain language of the Proposal, however, states that it would only apply to "senior executives."

Abbott then claims it is "unclear which shares must be included." It claims not to know if the Proposal would apply to shares received before an Abbott employee became a senior executive. The plain language of the Proposal states that it would only apply to the shares received by senior executives.

Citing *Bank of* America, (February 2, 2009) and *JP Morgan Chase & Co.* (March 5, 2010), Abbot claims that the Proposal's use of the words "normal retirement age," "defined by the Company's qualified retirement plan that has the largest number of plan participants, " is unclear, even though Abbott concedes that its own Proxy Statement "implies that age 65 is the 'normal retirement age' under its retirement plan with the largest number of plan participants. Yet the proposal in *Bank of America* defined its terms by referencing a definition that was not contained within the proposal or the company's proxy statement. *JP Morgan Chase & Co* involved a definition of lobbying, which also relied upon language not contained within the proposal or the company's proxy statement.

Next Abbott claims that that "[t]he phrase 'the Company's qualified retirement plan that has the largest number of plan participants' is itself vague and indefinite because Abbott has multiple qualified retirement plans and the Proposal does not specify how to calculate the number of participants." Yet the plain meaning of the words "largest number" is undeniable. Indeed, Abbott concedes that its own Proxy Statement "implies that age 65 is the 'normal retirement age' under its retirement plan with the largest number of plan participants."

VI. Conclusion

Abbott has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The plain language of the Proposal amply defines the terms employed. Moreover, Abbott concedes that its own Proxy Statement defines the one item—"qualified retirement plan with the largest number of plan participants." Abbott's questions regarding the terms of the Proposal are not matters that render the Proposal "vague and misleading" and, even if they were, Staff Legal Bulleting 14B (September 15, 2004) provides for modification of the language of the Proposal, not, as Abbott would have it, merely its exclusion. The AFL-CIO Reserve Fund is prepared to make whatever modifications are deemed necessary to resolve this matter, should it be deemed necessary to do so. Abbott, however, may not exclude the proposal simply by invoking Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM

cc: John A. Berry, Abbott Laboratories

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The ad nauseam hair-splitting company arguments should be have been omitted by the company because each does not give a justification of how they are purportedly relevant according to Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The following quote from Staff Legal Bulletin No. 14B was submitted with the rule 14a-8 proposal (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Thus the company was fully aware of Staff Legal Bulletin No. 14B and persisted in submitting ad nauseam pre SLB 14B arguments without justification.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The attached pages from the Board Analyst Profile for the company support the text in the rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

GMI

Board Analyst

URS Corporation (URS)

GOVERNANCE RATING INFORMATION

TCL Rating	C	Governance Risk Assessment	Moderate	Last Data Update: 12/21/2011	Update Reason: M&A Activity
				Last Rating Change: 5/20/2011	Previous Rating: D

Comments Submitted by Company? No

Board: LOW CONCERN

Compensation: HIGH CONCERN

- A review of information in this company's SEC filings has raised concerns regarding compensation-related governance risk. Additional detail on these concerns may be found in the Analyst Comment, Events and CEO Compensation sections of this report.

Takeover Defenses: LOW CONCERN

Accounting: LOW CONCERN

Analyst Comments:

The rating for URS Corporation has been upgraded from D to C due to decreased concerns related to board composition. Two of the three long-tenured directors will be retiring at the 2011 annual meeting and three new directors have been added since 2009. However, the moderate upgrade is due to ongoing concerns related to executive compensation. For example, Mr. Koffel's 2010 total summary compensation is more than three times the median for the other named executive officers. This amount includes $823,161 of "all other compensation" and includes $736,000 for security and personal protection. Additionally, annual cash incentives are based on a single financial performance measure. This creates a potential for executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentives consist of time-based restricted stock units (RSU). We believe all equity awards should include performance-vesting features. The CEO realized nearly $5.6 million from the vesting of 113,750 stock awards and was granted an addition 50,000 RSU's with a grant date value of about $2.5 million. Finally, Mr. Koffel has nearly $16 million in accumulated pension benefits under the company's SERP and is entitled to a potential payment of about $31.5 million in event of a termination following a change in control. (5/20/2011)

CEO COMPENSATION

Executive Compensation Policies

Compensation for CEO:	Martin M. Koffel
Proxy Filing Date:	4/21/2011
Summary Compensation	
Compensation Year:	2010
Salary:	$1,000,002
Bonus:	$0
Stock Awards:	
Grant Date Value of Stock Award:	$2,470,000
Option Awards:	
Grant Date Value of Option Award:	$0
Non-Equity Incentive Compensation:	$1,862,503
Pension/NQDC Earnings:	$547,808
All Other Compensation:	$823,161
Summary: Options Granted:	
Total Summary Compensation:	$6,703,474
Total Annual Compensation:	$3,685,666
Total Realized Compensation:	$9,826,837
Option Exercises and Stock Vested	
Number of Options Exercised:	0
Value Realized on Exercise:	$0
Shares Acquired on Vesting:	113,750
Value Realized on Vesting:	$5,593,363
Pension Benefits	
Number of Years Credited Service:	0
Present Value of Accumulated Benefits:	$15,916,427
Pension Payments During Last Fiscal Year:	$0
Non-Qualified Deferred Compensation	
Executive Contributions in Last FY:	$0
Registrant Contribution in Last FY:	$0
Aggregate Earnings in Last FY:	$1,548
Aggregate Withdrawals/Distributions:	$0
Aggregate Balance at Last FYE:	$112,102
Incentive Pay	
Incentive Pay as % of Total:	75.87%
Incentive Pay as Stock:	75.02%
CEO Contract Available?	Yes

All Current and Retired Directors											
Name	Age	Tenure	Boards	Status	Relationship	Shares Held	Shares Rptd	Votes For(%)	Votes Against %	Vote Proxy Year	
Donald R. Knauss	60	2	3	Active	Outside	2,828	2,828	98.20%	1.74%	2011	Yes
Douglas W. Stotlar	50	5	2	Active	Outside	9,998	9,998	96.00%	3.93%	2011	Yes
John D. Roach	67	9	3	Active	Outside	12,745	12,745	95.80%	4.13%	2011	No
Joseph W. Ralston LD	67	9	3	Active	Outside	12,670	12,670	95.98%	3.96%	2011	No
Lydia H. Kennard	56	5	3	Active	Outside	9,064	9,064	99.87%	0.06%	2011	No
Martin M. Koffel CEO COB	72	23	1	Active	Inside	525,379	525,379	96.25%	3.69%	2011	Yes
Mickey P. Foret	65	9	3	Active	Outside	34,298	34,298	99.88%	0.06%	2011	No
Sen. William H. Frist M.D.	59	3	2	Active	Outside	3,938	3,938	99.84%	0.10%	2011	No
William P. Sullivan	61	6	3	Active	Outside Related	11,482	11,482	94.59%	5.35%	2011	Yes
Adm. S. Robert Foley Jr.	83	8	0	Retired	Outside	1,753	5,553		%		No
Armen Der Marderosian	72	17	0	Retired	Outside	34,227	34,227	95.95%	4.03%	2010	No
Betsy J. Bernard	56	3	2	Retired	Outside	5,512	5,512	89.64%	10.36%	2008	No
George R. Melton	62	2	0	Retired	Inside	37,865	50,365		%		No
H. Jesse Arnelle	75	6	0	Retired	Outside	12,728	12,728	92.53%	7.41%	2009	No
Irwin L. Rosenstein	72	15	0	Retired	Inside	0	121,667		%		No
Jean-Yves Perez	61	4	0	Retired	Inside	98,711	145,377		%		No
Joseph E. Lipscomb	44	1	0	Retired	Outside	0	0		%		No
Marie L. Knowles	64	5	1	Retired	Outside	6,772	12,755		%		No
Richard B. Madden Ph.D.	78	13	0	Retired	Outside	21,018	29,001		%		No
Richard C. Blum	75	30	1	Retired	Outside	4,892,409	4,900,392		%		No
Richard Q. Praeger	83	32	0	Retired	Outside	17,165	24,965		%		No
Sabrina Simmons	47	0	0	Retired	Outside	626	626	99.87%	0.06%	2011	No
Stephen G. Hanks	60	1	3	Retired	Outside		0		%		No
William D. Walsh	79	23	0	Retired	Outside	107,727	107,727	90.02%	9.96%	2010	No

= Flagged Director 1x, = Flagged Director 2x, = Is a CEO, S = Designated Financial Expert, COB=Chairman, LD=Lead Director

* Indicates that voting results are preliminary

Current directors only | All current and retired directors

GMI

Board Analyst

HOME COMPANIES PEOPLE SUPPORTING RESEARCH USER TOOLS HELP

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John D. Roach FLAGGED DIRECTOR 1x

<< Show Director Flags

Age: 67
Gender: Male
Number of Directorships at Covered Companies: 3
Is a CEO? No

Mr. Roach is designated a 'flagged director' because of his service on the board of PMI Group, which filed for Chapter 11 bankruptcy protection in November 2011.

URS Corporation, Source Date: 4/21/2011

Mr. Roach has served as one of our directors since February 2003. He has served as Chairman of the Board and Chief Executive Officer of Stonegate International, a private investment and advisory services firm, since 1997; as a director of the PMI Group, Inc. since 1997; as a director of Ply Gem Holdings (a private company) since 2004, and as a director of VeriSign, Inc. since August 2007. He previously served as the Executive Chairman and Chief Executive Officer of Unidare U.S., Inc., an industrial welding and safety supplier, from 2002 to 2008; the founder, Chairman of the Board and Chief Executive Officer of Builders First Source, Inc. from 1998 to 2001; the Chairman of the Board, President, and Chief Executive Officer of Fibreboard Corp. from 1991 to 1997; a director of Kaiser Aluminum Corporation and its subsidiary Kaiser Aluminum & Chemical Corporation from 2002 to 2006; a director of Material Sciences Corporation from 2003 to 2006; and a director of Washington Group (formerly Morrison Knudsen Corporation) from 1997 to 2002. He is 67 years old. With his prior extensive service as a chief executive officer of a multinational public company and a private investment firm, Mr. Roach brings to the Board his considerable business leadership and strategic consulting skills. Mr. Roach has served as a senior executive or director of a variety of companies in the construction and industrial production industries, which positions him to contribute his knowledge in the construction industry, one of the businesses we serve, and a variety of other

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Position	Status	Retired	Relationship	Founder	Attendance	Shares Held	Shares Rptd *	Director Pay
NCI Building Systems, Inc.	NCS	C			Director	Retired		Outside				0	
VeriSign, Inc.	VRSN	B	2007	5	Director	Active		Outside			7,915	27,347	$279,280
PMI Group, Inc. (The)	PPMIQ.PK	F	1997	15	Director	Active		Outside			140,464	84,351	$144,606
URS Corporation	URS	C	2003	9	Director	Active		Outside			12,745	12,745	$189,517
Builders FirstSource, Inc.	BLDR	C			Director	Retired		Outside			0	0	

Total Director Pay: $613,403

*Shares Reported figures are captured via current proxy or special meeting proxy.

MOST RECENT VOTING RESULTS FOR THIS INDIVIDUAL

Company Name	Ticker	Rating	Tenure	Proxy Year	Votes For	Votes Withheld	Votes For (%)	Votes Withheld or Against (%)
PMI Group, Inc. (The)	PPMIQ.PK	F	15	2011	84,167,206	1,183,243	98.61%	1.39%
URS Corporation	URS	C	9	2011	63,670,212		95.80%	4.13%
VeriSign, Inc.	VRSN	B	5	2011	140,031,238	938,985	99.10%	0.66%

* Indicates that voting results are preliminary

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Audit $	X	URS Corporation	URS
Audit $	X	VeriSign, Inc.	VRSN

[URS: Rule 14a-8 Proposal, December 19, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 31, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The company fails to cite one instance where the Staff gave no action relief on words that are not even contained in a rule 14a-8 proposal and merely concern the proponent's written authorization. The company no action request seems to be evidence of zealous premeditation of publishing false information in its 2012 definitive proxy.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The ES Bancshares proposal states:
"RESOLVED, that effective on the date of the approval of this resolution as provided in Article 7.0. of the Corporation's Articles of Incorporation, Anthony P. Costa and Philip Guarnieri be and each of them hereby is removed for cause as Directors of the Corporation.".

The company incredibly claims that the ES Bancshares proposal is in the same ballpark as Mr. William Steiner's proposal:
"RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting."

Thus a 17-page no action request is off to a poor start on page 2.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

Cooley

Samuel M. Livermore
T: +1 415 693 2113
slivermore@cooley.com

January 30, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: URS Corporation
Shareholder Proposal of William Steiner
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On January 27, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, URS Corporation, a Delaware corporation (the "Company"), requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omitted from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials") the shareholder proposal (the "Proposal") and related statement in support ("Supporting Statement") submitted by William Steiner (the "Proponent"). The Proponent identified Mr. John Chevedden as his proxy holder. On January 27 and January 29, 2012, Mr. Chevedden submitted letters (attached to this letter as Exhibits A and B, respectively) to the Staff contending that the Company intentionally reduced the font size of the copies of Proponent's original correspondence attached to the No-Action Request as Exhibit A (the "Proponent Correspondence"), with the purpose of implying that the Proponent's submission was unprofessional. In his letter dated January 29, Mr. Chevedden further requested that the Staff suspend consideration of the Company's No-Action Request until the Company resubmitted the correspondence.

The Company acknowledges that the font size of the Proponent Correspondence is indeed smaller than the copies submitted by Mr. Chevedden with his letters, but respectfully submits that the reduction inadvertently resulted from the process of repeated transmissions of the documents, not through any effort to cause the Proponent's submission to look unprofessional.

Notably, Mr. Chevedden does not contend that the copies of the Proponent Correspondence submitted with the No-Action Request are in any way illegible. Nevertheless, to allay any concerns, we are including with this letter new copies of the

Proponent Correspondence with an enlarged font, attached as Exhibit C. Accordingly, the Company respectfully requests that the Staff continue its consideration of the Company's no-action request without suspension and that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials. In the event that the Staff disagree with the conclusions expressed in this letter or require any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

If we can be of further assistance in this matter, please do not hesitate to contact me.

Respectfully,

Samuel M. Livermore

Attachments

cc: Mr. William Steiner (via mail)
Mr. John Chevedden (via e-mail)

1253845/SF

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The company tosses cold water on its no action request by tampering with the evidence. The company shrunk the rule 14a-8 proposal and related papers and did not disclose that it is the source of the shrinkage. The company wrongly implies that these hard-to-read copies were submitted by the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

[URS: Rule 14a-8 Proposal, December 19, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Martin M. Koffel
Chairman of the Board
URS Corporation (URS)
600 Montgomery St 26th Fl
San Francisco CA 94111
Phone: 415 774-2700
Fax: 415 398-1905

Dear Mr. Koffel,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner

Date

cc: Joseph Masters
Corporate Secretary
Sam Ramraj
Investor Relations
PH: 415.774.2700
FX: 415.772.8290

EXHIBIT B

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The company tosses cold water on the credibility of its no action request by tampering with the evidence. The company shrunk the rule 14a-8 proposal and related papers and did not disclose that it is the source of the shrinkage. The company wrongly implies that these unprofessional copies were submitted by the proponent.

This is to request that the Office of Chief Counsel suspend consideration of this no action request until the company resubmits the proponent's papers in their original unshrunken format.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

SUBMITTED FORMAT

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

COMPANY SHRUNKEN FORMAT

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Martin M. Koffel
Chairman of the Board
URS Corporation (URS)
600 Montgomery St 26th Fl
San Francisco CA 94111
Phone: 415 774-2700
Fax: 415 398-1905

Dear Mr. Koffel,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner ________ Date ________

cc: Joseph Masters
Corporate Secretary
Sam Ramraj
Investor Relations
PH: 415.774.2700
FX: 415.772.8290

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

TD Ameritrade

Post-it® Fax Note 7871	Date 12-20-11	# of pages ▶
To Joseph Masters	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 415-772-8290 / 415-348-1905	Fax #	

December 20, 2011

William Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

CVS Caremark (CVS)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
R.R. Donnelley & Sons (RRD)
URS Corporation (URS)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Sitting
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This further responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The company tosses cold water on the credibility of its no action request by tampering with the evidence. The company shrunk the rule 14a-8 proposal and related papers and did not disclose that it is the source of the shrinkage. The company wrongly implies that these unprofessional copies were submitted by the proponent.

This is to request that the Office of Chief Counsel suspend consideration of this no action request until the company resubmits the proponent's papers in their original unshrunken format.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

SUBMITTED FORMAT

[URS: Rule 14a-8 Proposal, December 19, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay – $9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

COMPANY SHRUNKEN FORMAT

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
URS Corporation (URS)
Executives to Retain Stock
William Steiner

Ladies and Gentlemen:

This responds to the outsourced January 27, 2012 request to avoid this established rule 14a-8 proposal.

The company tosses cold water on its no action request by tampering with the evidence. The company shrunk the rule 14a-8 proposal and related papers and did not disclose that it is the source of the shrinkage. The company wrongly implies that these hard-to-read copies were submitted by the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Joseph Masters <Investor.Relations@urs.com>
Corporate Secretary

[URS: Rule 14a-8 Proposal, December 19, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company " High Concern" in executive pay –$9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Martin M. Koffel
Chairman of the Board
URS Corporation (URS)
600 Montgomery St 26th Fl
San Francisco CA 94111
Phone: 415 774-2700
Fax: 415 398-1905

Dear Mr. Koffel,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner

Date

cc: Joseph Masters
Corporate Secretary
Sam Ramraj
Investor Relations
PH: 415.774.2700
FX: 415.772.8290

Cooley LLP

Samuel M. Livermore
T: +1 415 693 2113
slivermore@cooley.com

January 27, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: URS Corporation
Shareholder Proposal of William Steiner
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, URS Corporation, a Delaware corporation (the "Company"), we are submitting this letter requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials") the enclosed shareholder proposal (the "Proposal") and related statement in support ("Supporting Statement") submitted by William Steiner (the "Proponent"). The Proponent identifies Mr. John Chevedden as his proxy holder.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 19, 2011, the Company received a letter from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2012 Proxy Materials. The Proposal pertains to an executive equity retention policy and provides as follows:

> RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

In this letter, we refer to the resolution as the Proposal and the remaining text as the Supporting Statement.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion

It is our view that the Company may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(8) because the Proposal and Supporting Statement question the competence and business judgment of one of the Company's directors, who will stand for reelection at the upcoming Annual Meeting of Shareholders, and on Rule 14a-8(i)(3) because the Proposal and Supporting Statement are materially false and misleading.

B. The Proposal and Supporting Statement May Be Excluded in Reliance on Rule 14a-8(i)(8) Because They Question the Competence, Business Judgment or Character of a Director and Could Affect the Outcome of the Upcoming Election of Directors.

Rule 14a-8(i)(8) provides exclusion for stockholder proposals that relate to a director election. The Commission has stated that "the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Note 56 to Release No. 34-56914 (December 6, 2007) confirmed that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of ... questioning the competence or business judgment of one or more directors..." The Commission further confirmed this interpretation in Release No. 34-62764 (August 25, 2010) by stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors" or "[o]therwise could affect the outcome of the upcoming election of directors."

In analyzing proposals under Rule 14a-8(i)(8), particularly facially neutral proposals, the Staff's well-established precedent indicates that the Staff reads and evaluates a proposal and its supporting statement together to assess the intention of the proposal and proponent. *See ES Bancshares, Inc.* (February 2, 2011) (proposal questioning the suitability of two directors to serve on the board was excludable); *Marriott International, Inc.* (March 12,

2010) (proposal excludable as it questioned the business judgment of directors whom the board expected to nominate for reelection); *Brocade Communications Systems, Inc.* (January 31, 2007) (same); *Exxon Mobile Corporation* (March 20, 2002) (proposal excludable where the proposal, together with the supporting statement, questioned the business judgment of the company's chairman, who planned to stand for re-election); *Novell, Inc.* (January 17, 2001) (proposal calling for a vote of "no confidence" in the company's board of directors excludable); *UAL Corporation* (January 18, 1991) (same); *Black & Decker Corporation* (January 21, 1997) (proposal to separate the position of chairman and CEO excludable where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election); *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996) (proposal excludable when it censured the chief executive officer for "abysmal" corporation performance over a six-year period); and *Time Warner Inc.* (March 23, 1990) (proposal excludable as it sought to censure the company's directors).

In this case, although the Proposal appears to be facially neutral, urging adoption of an equity retention policy, when read together with the Supporting Statement, it is clear that the Proponent is actually seeking a public stage, not only to challenge the executive compensation policies of the Company, but significantly, also to challenge the competence and business judgment of one of its directors, John Roach. Mr. Roach will be up for election at the upcoming annual meeting of shareholders, and the Company submits that these statements could affect the outcome of his election as a director.

As highlighted below, the Supporting Statement contends that the Proposal should be considered "in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance." The Proponent then takes this "opportunity" to recite a series of materially false and misleading statements related to compensation that he attempts to dress as fact. Not only are these statements deceptive, as discussed below, but their clear implication, when read and evaluated together with the full Supporting Statement, is that the Company has poor corporate governance practices, particularly with respect to executive compensation, and that at least one of those responsible for it should not be reelected.

In particular, the Proponent caps his series of inflammatory statements with the proclamation that Mr. Roach "had board responsibilities at PMI Group leading up to its November 2011 bankruptcy" and that "Mr. Roach was still on our audit and executive pay committees" at that time. First, the relevance of these statements to the Proposal is tenuous at best. More significantly, there is no apparent purpose for these statements other than to imply that, as a board member of PMI, Mr. Roach helped to shepherd that company into bankruptcy and that, through his profligate spending and excessive compensation practices, Mr. Roach, as a member of the Audit and Compensation Committees, may well do the same at the Company. Although not explicitly stated, the Proponent's message is clear: that shareholders should question the competence and business judgment of Mr. Roach because he has already led another company to failure, that shareholders should question his competence and business judgment because, as a compensation committee member, he approved the payment of exorbitant levels of compensation to Mr. Koffel and that he should therefore not be reelected.

In addition, the Proponent asserts that Mr. Roach "received our second highest negative votes." This statement is materially misleading because it fails to place that information in context: in reality, Mr. Roach was overwhelmingly reelected with 63.7 million votes cast in favor of his reelection and only 2.7 million votes cast against. Moreover, when the election results are viewed as a whole, this statement appears even more misleading, since the votes cast against Mr. Roach were not significantly different from the votes cast against the directors who received the "third, fourth and fifth highest negative votes," to paraphrase the Proponent. In fact, 2.6 million votes were cast against the reelection of two other directors and 2.5 million votes cast against the reelection of one other director. When considered in this context, the clear implication of these statements is to disparage Mr. Roach, and the apparent purpose is to convince shareholders to vote against him.

The Proponent is free to disagree with the business decisions made by the Company's board of directors and may oppose their reelection at the 2012 Annual Meeting. However, as the Commission noted in the 1976 Release and the Staff has held in a long line of no-action letters, shareholder proposals are not the proper means for conducting campaigns against a company. Accordingly, the Company submits that these assertions regarding Mr. Roach fall squarely within the ambit of impermissible proposals under Rule 14a-8(i)(8), and requests that the Staff concur that the Proposal and the Supporting Statement may be properly excluded from the 2012 Proxy Materials.

C. The Proposal and Supporting Statement May Be Excluded in Reliance on Rule 14a-8(i)(3) Because They Are Materially False and Misleading.

The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) as they do not comply with Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also, Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, and that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff has also previously allowed the exclusion of a proposal that "would be subject to differing interpretation both by shareholders voting on the proposal and the [c]ompany's [b]oard in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (January 29, 1992). *See also Fuqua Industries, Inc.* (March 12, 1991) (permitting exclusion of the proposal because "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

In addition, SLB 14B provides that a proposal may be excluded under Rule 14a-8(i)(3) where the company "demonstrates objectively that a factual statement is materially false or misleading." The Staff has repeatedly allowed the exclusion of proposals and supporting statements on the grounds that they are objectively false and misleading. *See, e.g., Entergy Corporation* (January 5, 2007) (permitting exclusion as materially false and misleading under Rule 14a-8(i)(3) where the supporting statement made false assertions regarding the effect of approval of a compensation committee report, compensation levels, corporate governance practices and board committee participation, impugned the character of a director without factual foundation and alleged corporate governance deficiencies that were not relevant to the substance of the proposal). *See also General Electric Company* (January 6, 2009) (proposal allowed to be excluded where it was based on the underlying assertion that the company had plurality voting and allowed shareholders to "withhold" votes when in fact the company had implemented majority voting).

1. The Supporting Statement Contains a Number of Assertions that Purport To Be Factual But Are Instead Materially False and Misleading.

Under SLB 14B, companies are permitted to exclude a proposal in reliance on Rule 14a-8(i)(3) where they have demonstrated objectively that a factual statement is materially false or misleading. The Staff has repeatedly allowed the exclusion of proposals and supporting statements on these grounds. *See, e.g., Entergy Corporation* (January 5, 2007) (permitting exclusion of the proposal and supporting statement as materially false and misleading under Rule 14a-8(i)(3) where the supporting statement made false assertions regarding the effect of approval of a compensation committee report, levels of executive compensation, corporate governance practices and board committee participation, impugned the character of a director without factual foundation and alleged corporate governance deficiencies that were not relevant to the substance of the proposal); *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (exclusion permitted as false and misleading where proposal stated that the requested future advisory vote was to be "supported by Company management"); *General Electric Company* (January 6, 2009) (exclusion allowed where proposal was based on the underlying assertion that the company had plurality voting and allowed shareholders to "withhold" votes when in fact the company had implemented majority voting); *AT&T Inc.* (February 2, 2009) (proposal inadequately summarized the standard for independence set by the Council of Institutional Investors); and *The Allstate Corporation*

(February 16, 2009) (same). *See also The Bear Stearns Companies Inc.* (January 30, 2007); *Johnson & Johnson* (January 31, 2007); and *Energy East Corporation* (February 12, 2007).

In the instant case, the Supporting Statement contains several materially false and misleading statements related to corporate governance practices. In light of the Proponent's advocacy that the Proposal should be considered in the context of the opportunity to improve the Company's corporate governance practices, the false statements in the Supporting Statement regarding the Company's governance practices are especially material. To the extent that the Supporting Statement is premised on purportedly factual assertions that are actually materially false, the Supporting Statement is then, at its fundamental core, highly misleading to shareholders who would be considering the merits of the Proposal.

As discussed below, these assertions are not merely differences of opinion. Rather, the inaccuracies included in this Proposal and Supporting Statement are objectively and demonstrably materially false and misleading in violation of the Commission's proxy rules, as illustrated by the following two examples:

Example 1: "Long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions."

Most egregious is the assertion in the Supporting Statement that the Company's "long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions." These statements are objectively and materially false and misleading. Not only does the Supporting Statement misstate the form of equity compensation that the Company provides to its executives (the Company's primary form of equity compensation being Restricted Stock Awards (RSAs), not RSUs), but, more significantly, it states that this equity compensation consists only of time-based compensation and does not include performance-based vesting conditions. In fact, as plainly disclosed in the Company's proxy materials and as demonstrated by the RSA granted to Mr. Koffel (which the Proponent apparently referenced in the Supporting Statement) attached as Exhibit B and the form of RSA used for other executives attached as Exhibit C, 50% of the RSA shares have a performance-based vesting condition in addition to a time-based vesting condition. Under the performance-based condition, if the Company fails to meet its performance target for the preceding fiscal year, then the performance-based portion of the shares underlying the RSAs would be canceled and would not vest. Accordingly, to represent to the Company's shareholders that the Company's equity compensation does not include a performance-based component is objectively and materially false and misleading.

Moreover, the Company's proxy materials explicitly state that the Company's "Compensation Committee believes that performance-based awards should comprise a substantial portion of the Total Compensation paid to the Company's Named Executives and other executives and senior managers in order to motivate them to achieve specific company goals and to link pay to the achievement of those goals." (*See* p. 54 of 2011 definitive proxy statement. http://www.sec.gov/Archives/edgar/data/102379/000010237911000018/sched-def14a.htm) Accordingly, the Supporting Statement is not only materially false and misleading, but, through this patently false statement, seeks to win approval of the Proposal by convincing shareholders that the Company's governance practices are so deficient that they require the intercession of the Proponent. In fact, as reflected in the Company's Compensation Discussion and Analysis, the Compensation Committee of the Board devotes significant attention to determining appropriate compensation, including performance-based equity awards. Rather than providing support for the Proposal, these material misrepresentations appear to be intended to incite, not inform, shareholders, and to mislead them into voting in favor of the Proposal.

Example 2: "The Corporate Library, an independent investment research firm rated our company 'High Concern' in executive pay -- $9 million for our CEO Martin Koffel, 72."

This assertion in the Supporting Statement is likewise demonstrably and materially false and misleading. The amount of total compensation cited by the Proponent as paid to Mr. Koffel, presumably for 2010, is materially higher than the approximately $6.7 million in total compensation reported in the Table in the Company's proxy materials http://www.sec.gov/Archives/edgar/data/102379/000010237911000018/0000102379-11-000018-index.htm, which amount the Company calculated in accordance with the rules of the Commission. This $2.3 million discrepancy, which represents a 34% increase over the amount of total compensation reflected in the Table, is materially false and misleading. Because there is no indication or explanation as to how the number cited in the Supporting Statement was derived, it will be difficult for shareholders to evaluate its accuracy or for the Company to specifically challenge its calculation. If the number is based on information provided by The Corporate Library, which is not clear from the text, any shareholder desiring to evaluate the basis for the total number provided would need to purchase a costly subscription to The Corporate Library. Moreover, the Company believes that it is highly inappropriate and materially misleading to permit a shareholder to represent, without support, levels of compensation that are materially inconsistent with amounts included in the Table and presented as prescribed by the Commission, essentially undermining one of the key attributes of the Commission's required presentation -- comparability among public companies for the benefit of investors. The Company believes that if shareholders were presented with this materially higher number, they would be misled when evaluating the merits of the Proposal, perhaps concluding that the Company's data was erroneous, and thus, could well be influenced to vote in favor of the Proposal based on objectively false and misleading information.

Taken as a whole, the Supporting Statement is materially misleading because it makes assertions that are objectively false regarding purported governance problems and fails to mention that the Company is in full compliance with all governance rules and regulations promulgated by the Commission, the NYSE and Delaware law. The contentions suggesting otherwise constitute the core of the Supporting Statement, and, as such, would require substantial revision to bring them into compliance with the proxy rules. Accordingly, the Company requests that the Staff concur that the Proposal may be excluded on the basis of these unacceptably and materially false and misleading statements.

2. ***Neither the shareholders nor the Company will be able to determine with any reasonable certainty the meaning of a number of key undefined terms, making the Proposal and Supporting Statement susceptible of conflicting interpretations.***

The Proposal and Supporting Statement contain a number of key terms that are so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty the exact nature or extent of actions or measures required under the Proposal. Because these terms are impermissibly vague and subject to differing interpretations, the action ultimately taken by the Company in implementing the Proposal (if adopted) could be significantly different from the actions envisioned by shareholders in voting on the Proposal. The Company has identified the following as key undefined terms:

"Future grant." In the second sentence of the second paragraph, the Proponent seeks to limit application of the requested retention policy to "future grants and awards of equity pay." However, neither the Proposal nor the Supporting Statement articulates clearly the meaning of the term "future grant" in the context of the Proposal, the Supporting Statement and the other disclosure in the proxy statement. As a result, shareholders assessing the Proposal would not be able to determine with reasonable certainty the scope of the requested retention policy.

In particular, it is unclear which of the following is intended by the Proposal and Supporting Statement to be subject to the requested retention policy:

- shares that are acquired under grants considered to be made in the future for corporate purposes (that is, pursuant to grants that are approved by the Compensation Committee in the future); or

- shares acquired under grants considered to be made in the future for financial reporting purposes (that is, pursuant to grants made in the future within the meaning of Accounting Standards Codification ("ASC") 718 for financial reporting purposes and reflected in future years (as required by Commission rules) in the Summary Compensation Table (the "Table") in the Company's proxy statement.

Depending on which definition is intended to be applicable, different grants would be subject to the requested retention policy.

Certain information (which purports to be factual) contained in the Supporting Statement exposes and emphasizes this lack of clarity. For example, the Supporting Statement summarizes at some length the compensation received by Martin Koffel, the Company's CEO, presumably for 2010. This summary indicates that Mr. Koffel "was given an addition [sic] 50,000 RSU's [sic] with a grant date value of about $2.5 million." In accordance with Commission rules, the grant-date fair value of this grant is reflected in the "Stock Awards" column in the Table for 2010 as a "new grant" for accounting purposes, since the grant date under GAAP was deemed to occur in 2010. However, as a corporate matter, Mr. Koffel actually "was given" and received this grant when it was approved by the Compensation Committee in 2008 as one part of a grant of 300,000 restricted shares that was awarded subject to vesting over the subsequent three-year period. Any shareholder reviewing the Proposal and Supporting Statement in conjunction with the Table could easily conclude that this 50,000 share award was a new "grant" in 2010 within the meaning of the Proposal and Supporting Statement. As a result of these conflicting interpretations of the term "future grant," it is unclear from the Proposal and Supporting Statement whether shareholders would or should reasonably expect that all award shares reflected in the Table for years subsequent to the adoption of the Proposal (if adopted) would be subject to the requested retention policy, even though they may have been "granted," from a corporate perspective, in preceding years.

The irreconcilable nature of the accounting and corporate concepts of a "future grant" is underlined by recent comments of the Staff to the Company. In the Staff's letter of June 8, 2010 to the Company regarding the Company's 2010 Definitive Proxy Statement on Schedule 14A filed on April 21, 2010, the first comment of the Staff asks the Company to clarify the "disclosure in the last paragraph of page 52 stating that in 2009 the compensation committee did not grant Mr. Koffel any equity awards," in light of the approximately $2 million value reflected in the "Stock Awards" column for 2009. In its response, the Company expressed appreciation to the Staff for "pointing out the potential confusion that could arise between a 'grant' deemed to be made for financial reporting purposes, as shown in the table on page 57, and the absence of a 'grant' actually made for corporate purposes, as reflected in the text on page 52," explained the propriety of the Company's treatment under the rules in view of the highly complex accounting rules applicable to the award, and proposed to clarify the text in future filings. (In its 2011 proxy statement, the Company added a clarifying sentence. Apparently, neither the Proponent nor his proxy holder took this sentence into account in crafting the Proposal and Supporting Statement.) We respectfully suggest that, given that the concept of when a grant is made is sufficiently opaque to warrant a Staff comment, the use of the term "future grant" in the context of this Proposal and Supporting Statement will certainly be opaque to shareholders who are voting on the Proposal, and adoption of the Proposal by shareholders would certainly not provide a clear mandate to the Company regarding implementation of the Proposal.

In addition, the Company believes that, to the extent that the equity retention policy requested in the Proposal is construed by shareholders to apply to shares acquired under grants that are "future grants" for financial reporting purposes but were approved in prior years for corporate purposes, the Proposal is itself materially false and misleading. As discussed above, through use of the ambiguous term "future grant," together with supporting information that suggests that a grant made in 2008 for corporate purposes was actually made in 2010, the Proponent raises the possibility that the requested policy would apply to stock acquired through equity awards previously granted for corporate purposes. If that interpretation were to apply, the policy would conflict with existing agreements between the Company and its executives. In no-action letters issued by the Staff in 2009 and 2010, the Staff concurred with the view that proposals relating to equity retention policies that would apply to previous equity awards could result in a breach of contract under existing equity plans and agreements and cause a company to violate applicable state law. In these instances, the Staff allowed proposals requesting such equity retention policies to be excluded from a company's proxy materials unless the proposals were revised to clarify that they did not apply to previous compensation awards. *See, e.g., Citigroup Inc.* (February 18, 2009); *JP Morgan Chase & Co.* (March 9, 2009); *Verizon Communications Inc.* (February 19, 2010); and *NiSource Inc.* (March 22, 2010). To the extent that the Proposal is interpreted to encompass grants made previously from a corporate perspective, the Company would be unable to impose an equity retention policy on these shares unilaterally because this action would cause the Company to breach its existing equity plans and award agreements and, therefore, violate Delaware law. Moreover, any decision by the Company, in implementing the policy, to exclude from the ambit of the policy shares acquired through these grants previously made (for corporate purposes) could be significantly different from the action envisioned by shareholders voting on the Proposal. Accordingly, the Company believes that the Proposal is materially false and misleading.

"Equity pay programs." While the Proposal requests the adoption of a retention policy applicable to "stock acquired through equity pay programs," in the first sentence of the third paragraph, the Supporting Statement makes reference to the benefit of requiring senior executives to retain "stock obtained through executive pay plans." However, neither the Proposal nor the Supporting Statement makes clear whether the policy is requested to apply to all equity plans or only those equity plans that are designed for or limit eligibility to executives. For example, the terms of the Company's 2008 Equity Incentive Plan (the plan under which substantially all equity grants to Named Executives reflected in the Company's annual proxy statement currently are awarded) extend eligibility to all employees, and typically several hundred non-executive employees receive grants under this Plan each year. In addition, all employees, including executives, are eligible to participate in the Company's employee stock purchase plan adopted under Section 423 of the Internal Revenue Code of 1986, as amended.

However, as Section 423 requires, this plan is expressly designed not to be an "executive pay plan": the regulations under Section 423 allow companies to exclude "highly compensated" employees, but if they are not excluded, the regulations require that all participants have equal rights and privileges, so that, for example, highly compensated senior executives could not receive any preferred treatment (*e.g.*, greater discounts or more shares) than other participants. As a result of these conflicting terms, the Company would not know, in implementing the requested policy (if adopted), whether a decision by the Company to exclude 2008 Equity Incentive Plan shares and/or employee stock purchase plan shares from the policy would be significantly different from the action envisioned by shareholders voting on the Proposal. *See, e.g., Prudential Financial, Inc.* (Feb. 16, 2007) (proposal may be excluded as vague and indefinite where, among other things, no guidance was provided as to the definition of a "senior management incentive program.")

Interrelationship of "stock acquired" and "senior executives." The Proposal indicates that the equity retention policy should be structured to require that the Company's "senior executives" retain a significant percentage of "stock acquired" through equity pay programs. However, neither the Proposal nor the Supporting Statement provides any guidance as to the definitions of these terms or how the Proposal envisions that they would operate together. For example, several of the individuals who might be deemed to be senior executives (depending, as discussed below, on the definition of that term) were employees of the Company for a number of years prior to their promotions to positions that could be deemed to be senior executive positions. As a result of their long tenures at the Company, they have acquired significant equity holdings, some of which were acquired prior to their tenure as senior executives. However, neither the Proposal nor the Supporting Statement provides any guidance as to whether the Proposal requests that the policy apply to, or that the requested percentage be calculated including, any or all of the following:

- "stock acquired" under a grant or award made to an employee and exercised or settled prior to his or her tenure as a senior executive;
- "stock acquired" under a grant or award made to an employee prior to his or her tenure as a senior executive but exercised or settled during his or her tenure as a senior executive; or
- "stock acquired" pursuant to the exercise or settlement of an award that was granted to a senior executive but exercised or settled following his or her tenure as a senior executive.

For example, at the time that the current Vice President of the Company and President of the Infrastructure and Environment business (formerly, the URS Division) was appointed to that position, he already held 25,824 shares of the Company and options to acquire 94,500 shares. Similarly, when the current Vice President of the Company and President of the Federal Services business (formerly, the EG&G Division) assumed that role, he already held 10,451 shares of the Company and options to acquire 39,500 shares. Assuming for the purposes of illustration (and to eliminate for this purpose the issue discussed elsewhere in this letter regarding the application of the policy to prior grants) that these examples were replicated in the future after adoption of the Proposal as presented, the Proposal does not specify whether the requested policy would apply to a percentage of the shares either executive owned outright prior to becoming a senior executive, to the shares he acquired after becoming a senior executive pursuant to the exercise of options granted prior to his becoming a senior executive or to any shares he might acquire following his retirement upon exercise of options granted prior to his becoming a senior executive. The Company anticipates, based on the Company's historic pattern of promotion from within its own ranks, that there may well be a number of individuals who achieve senior executive status in the future after having already acquired a substantial number of shares. Yet, the Proposal is vague and indefinite as to whether the requested policy would apply to those shares or whether the requested percentage would be calculated on a basis that would include those shares.

In addition, neither the Proposal nor the Supporting Statement provides any guidance as to which executives of the Company should be deemed to be covered by the policy, whether the policy is designed to apply only to executives subject to Section 16, to "executive officers" within the meaning of Rule 3b-7 under the Exchange Act or to a broader group of individuals that the Company also considers to be executives or who hold high-level positions with executive titles. For example, the "Corporate Directory" on the last page of the Company's 2010 Annual Report to Shareholders identifies 22 individuals with titles of vice president or higher. Shareholders voting on the Proposal may well interpret this Directory to indicate senior executive rank; however, only some of those executives are considered executive officers for purposes of Rule 3b-7 or Section 16. As a result, neither the Company nor the shareholders would know with reasonable certainty the extent of the application of the policy requested by the Proposal.

This indefiniteness is further compounded when the term "senior executive" is considered together with the term "stock acquired." For example, if an employee became an executive, but not an executive that the Board has determined to be subject to Section 16, and then was later promoted to a position as an executive subject to Section 16 or within the meaning of Rule 3b-7 – a not uncommon occurrence – it would be unclear whether shares acquired as an employee or as a non-Section 16 executive or a non-3b-7 executive were intended to be subject to the requested retention policy. Thus, the Company's decision, in implementing the policy, regarding the scope of shares covered by the requested policy could be entirely different from the scope envisioned by shareholders who are voting on the Proposal, particularly if shareholders are also looking at the Corporate Directory contained in the Annual Report accompanying the proxy statement as they consider their votes. Accordingly, the Company maintains that the Proposal is so vague and indefinite with respect to the interaction of these two terms as to render it impossible for the Company to determine with reasonable certainty how it is expected to implement the Proposal, if adopted, and for shareholders voting on the Proposal to determine with reasonable certainty the nature and extent of the application of the policy they are considering. Accordingly, the Company maintains that the Proposal is materially false and misleading.

As the three examples above indicate, this Proposal is so replete with misleading and contradictory terms that any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. The Staff has previously permitted exclusion of substantially similar proposals regarding equity retention policies (also from Mr. Chevedden or other proponents who have given their proxies to Mr. Chevedden) under Rule 14a-8(i)(3) on the basis that they were materially false and misleading. *See, e.g., Alaska Air Group, Inc.* (January 20, 2011, and February 18, 2011); *The Boeing Company* (March 2, 2011); *Motorola, Inc.* (January 12, 2011); *The Allstate Corporation* (January 18, 2011); and *International Paper Company* (February 3, 2011). In these instances, the Staff noted that the proposals did not sufficiently explain the meaning of "executive pay rights." While the title of that proposal and the proposal itself referred to an "equity" retention policy, the reference in the Supporting Statement to "executive pay rights" could have comprehended non-equity components and thus rendered the proposal impermissibly vague and indefinite. Although the phrase "executive pay rights" has been deleted from the Proposal and Supporting Statement in the instant case, the Company submits that this deletion has not remedied the problem. As discussed above, the Proposal and Supporting Statement continue to be fraught with terms and phrases, such as "future grants," "equity pay programs," "senior executives" and "stock acquired," that are impermissibly vague and susceptible of conflicting interpretations so that the shareholders voting on the Proposal and the Company's board in implementing the Proposal (if adopted) would not know with reasonable certainty the nature and extent of actions the Proposal requires.

In other no-action letters issued both before and after the publication of SLB 14B, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal fails to disclose to shareholders key definitions that are part of the proposal. For example, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite because the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's object unclear. *See also, Boeing Corporation* (February 10, 2004) (permitting exclusion of a proposal as vague and indefinite where the proposal merely stated that the standard of independence was that set by the Council of Institutional Investors); and *Schering-Plough Corporation* (March 7, 2008) (same). *See also Wal-Mart Stores, Inc.* (Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (March 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards); *Bank of America Corporation* (February 25, 2008) (concurring in the omission of a proposal requesting a "moratorium on further involvement in activities that support MTR coal mining" as inherently vague and indefinite because the action requested of the company was unclear); *NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because, among other things, the term "reckless neglect" was left undefined); and *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions the company was to take to implement the proposal, if adopted, were unclear). In these circumstances, as in the instant case, shareholders would not know with reasonable certainty the nature or extent of the actions the proposal requires.

3. Neither the shareholders nor the Company will be able to determine with any reasonable certainty whether the Proposal seeks a retention policy that prohibits or permits hedging transactions or which shares this aspect of the policy is intended to cover.

In the second sentence of the second paragraph, the Proponent requests that the retention policy "address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives." The Company believes that this request is so inherently vague and indefinite that neither the Company nor the shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Neither the Proposal nor the Supporting Statement specify whether the requested policy is intended to prohibit hedging transactions of all kinds in all circumstances, to permit certain types of hedging transactions and prohibit others, or to prohibit or permit hedging transactions in some circumstances but not others. In addition, the Proposal and Supporting Statement do not expressly limit the request to address hedging transactions to those shares subject to the requested retention policy. No guidance is offered as to which, if any, of the following the Proposal and Supporting Statement intend that the hedging policy apply:

- all shares held by senior executives at any time, whenever acquired;

- only 33% of the shares held by senior executives, whenever acquired;
- only shares acquired by senior executives pursuant to all or some "equity pay programs";
- only shares acquired by "senior executives" under "future grants and awards"; or
- 33% of only those shares acquired by "senior executives" under "future grants and awards."

Like a set of Russian nesting dolls, these uncertainties are further compounded to the extent that, as discussed above, terms such as "equity pay programs," "future grants," "stock acquired" or "senior executives" are themselves vague, indefinite and subject to competing interpretations. Given the lack of guidance in the Proposal and Supporting Statement concerning the intended application of the requested hedging policy, the Proposal would be subject to differing interpretations both by shareholders voting on the Proposal and the Company in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the Proposal.

4. Compliance with the Proponent's request to identify the Proposal as his Proposal exclusively would render the Proposal materially false and misleading.

In his letter to the Company transmitting the Proposal and Supporting Statement, the Proponent expressly directs the Company to "identify this proposal as my proposal exclusively." The Company submits that, if it observes the Proponent's direction, the resulting identification would be materially false and misleading. The Proponent identifies John Chevedden as his "proxy holder." The Company submits that omission of Mr. Chevedden's identity as a proponent of this Proposal would be materially misleading to shareholders.

The Company believes that, as has been the case innumerable times in the past, this Proposal has been authored and is being pursued through the shareholder proposal process by Mr. Chevedden under the aegis of serving as "proxy holder" for a shareholder. As a result of his role in this process, the Company believes that, in effect, Mr. Chevedden is the "beneficial owner" of the Proposal, despite that fact that he is not a shareholder of the Company. The Company doubts that there is any need to call the Staff's attention to the role that Mr. Chevedden has played either as proponent in his own right or as proxy holder for a small group of other proponents who have "submitted" the same or substantially similar proposals on a wide variety of topics in countless instances in the past.

As evidenced by the correspondence in numerous no-action requests and responses, it is apparent that Mr. Chevedden has historically exercised control over the drafting, negotiation, revision and no-action letter process incident to these proposals. *See, e.g., Alaska Air Group, Inc.* (January 20, 2011, and February 18, 2011); *The Boeing Company* (March 2, 2011); *Motorola, Inc.* (January 12, 2011); *The Allstate Corporation* (January 18, 2011); *International Paper Company* (February 3, 2011; *Johnson & Johnson* (January 31, 2007); *Energy East Corporation* (February 12, 2007 and *Entergy Corporation* (January 5, 2007)). Accordingly, the Company believes it would be materially false and misleading not to name Mr. Chevedden as a proponent of the Proposal.

Were the Company not to identify Mr. Chevedden as a proponent, shareholders would be unable to research and understand the identity, background and history of a true proponent of the Proposal, to understand that he is not a shareholder with an ongoing economic stake in the Company. Rather, he is "eligible" to present the Proposal only as a result of his having enlisted a nominal proponent who is a shareholder for whom Mr. Chevedden acts as proxy holder. The absence of this information could affect shareholders' views of the Proposal and their willingness to approve or reject it. Accordingly, if the Staff does not conclude that the Proposal may be excluded in its entirety, the Company requests that the Staff permit the Company to identify Mr. Chevedden as one of the proponents of the Proposal.

D. The Proponent Should Not Be Permitted to Revise the Proposal and Supporting Statement

As the Staff has noted in SLB 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff nonetheless has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." In a number of recent letters addressing stock retention policies, the Staff has refused to allow the proponent to revise his or her proposal. *See, e.g., Alaska Air Group, Inc.* (January 20, 2011, and February 18, 2011); *The Boeing Company* (March 2, 2011); *Motorola, Inc.* (January 12, 2011); and *The Allstate Corporation* (January 18, 2011). It is our view that, as in those instances, the instant Proposal and Supporting Statement would require extensive revisions to comply with Rule 14a-8. The addition of a few words or a sentence, as requested by the Staff in other cases, would not correct the defects in the Proposal. Rather, in order to correct the Proposal's defects, the Proponent would be required to revise by both deleting existing language in and adding new language to the Proposal and Supporting Statement. These changes would not be minor, but would substantively alter the meaning, purpose and context of the Proposal. Because the

Proposal would require substantive revisions in order to comply with Rule 14a-8, the Company requests that the Staff concur that the Proposal may be excluded from the 2012 Proxy Materials in its entirety.

III. CONCLUSION

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rules 14a-8(i)(8) and 14a-8(i)(3). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials. In the event that Staff disagree with the conclusions expressed in this letter or require any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response.

If we can be of further assistance in this matter, please do not hesitate to contact me.

Respectfully,

Samuel M. Livermore

Attachments

cc: Mr. William Steiner (via mail)
Mr. John Chevedden (via e-mail)

1251264/SF

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Martin M. Koffel
Chairman of the Board
URS Corporation (URS)
600 Montgomery St 26th Fl
San Francisco CA 94111
Phone: 415 774-2700
Fax: 415 398-1905

Dear Mr. Koffel,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner — Date

cc: Joseph Masters
Corporate Secretary
Sam Ramraj
Investor Relations
PH: 415.774.2700
FX: 415.772.8290

[URS: Rule 14a-8 Proposal, December 19, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 33% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "High Concern" in executive pay – $9 million for our CEO Martin Koffel, 72.

The Corporate Library said annual cash incentive pay was based on a single financial performance measure. This created the potential for our executives to artificially focus on only one aspect of company growth. Furthermore, long-term incentive pay consisted of time-based Restricted Stock Units (RSU). Equity pay should include performance-vesting conditions.

Our CEO realized $5 million from the vesting of 113,000 stock awards and was given an addition 50,000 RSU's with a grant date value of about $2.5 million. Mr. Koffel had $15 million in accumulated pension benefits and was potentially entitled to $31 million if there was a change in control. Mr. Koffel's 2010 pay also included $736,000 for security and personal protection.

John Roach had board responsibilities at PMI Group leading up to its November 2011 bankruptcy. Mr. Roach was still on our audit and executive pay committees and received our second highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Executives To Retain Significant Stock – Yes on 3.*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

TD Ameritrade

Post-it® Fax Note 7671 | Date 12-20-11 | # of pages ▸
To Joseph Masters | From John Chevedden
Co./Dept. | Co.
Phone # | Phone #
Fax # 415-772-5290 / 415-399-1905 | Fax # *** FISMA & OMB Memorandum M-07-16 ***

December 20, 2011

William Steiner
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

CVS Caremark (CVS)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
R.R. Donnelley & Sons (RRD)
URS Corporation (URS)

In the TD Ameritrade Clearing, Inc., DTC # 01 *** FISMA & OMB Memorandum M-07-16 *** 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Sifring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

EXHIBIT B

URS CORPORATION
RESTRICTED STOCK AWARD

GRANT NOTICE
(2008 Equity Incentive Plan)

URS Corporation (the "Company"), pursuant to its 2008 Equity Incentive Plan (the "Plan"), hereby grants to Participant the right to receive the number of shares of the Company's Common Stock set forth below ("Award"). This Award is subject to all of the terms and conditions as set forth herein and in the Restricted Stock Award Agreement and the Plan, each of which are attached hereto and incorporated herein in their entirety. Defined terms not explicitly defined in this Grant Notice but defined in the Plan shall have the same definitions as in the Plan.

Participant:	Martin M. Koffel
Date of Grant:	December 10, 2008
Vesting Commencement Date:	December 10, 2008
Number of Shares Subject to Award:	300,000 shares
Fair Market Value Per Share:	$39.40

Vesting Schedule: One-half of the shares subject to the Award shall vest as set forth in (a) below and the remaining one-half of the shares subject to the Award shall vest as set forth in (b) below:

(a) Time-based vesting: 50,000 of the shares subject to the Award shall vest on each of April 1, 2010, April 1, 2011 and April 1, 2012, provided in each case that Participant's Continuous Service has not terminated prior to such vesting date.

(b) Time and performance-based vesting: 50,000 of the shares subject to the Award shall vest on each of April 1, 2010, April 1, 2011 and April 1, 2012, provided in each case that (i) Participant's Continuous Service has not terminated prior to such vesting date and (ii) the Company has met the net income goal for the fiscal year ending immediately preceding such vesting date, as established by the Board during the first quarter of such fiscal year, and as confirmed by the Compensation Committee after the audited financial results for such fiscal year have been prepared by the Company, in the Committee's sole discretion acting pursuant to the terms of the Plan (including, but not limited to, Section 2(hh) regarding permissible adjustments in the method of calculating the attainment of Performance Goals).

Additional Terms/Acknowledgements: The undersigned Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Restricted Stock Award Agreement and the Plan. Participant further acknowledges that this Grant Notice, the Restricted Stock Award Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the award of Common Stock in the Company and supersede all prior oral and written agreements on that subject with the exception of awards previously granted and delivered to Participant under the Plan.

URS CORPORATION
By: /s/ H. Thomas Hicks
H. Thomas Hicks
Vice President and Chief Financial Officer

PARTICIPANT
By: /s/ Martin M. Koffel
Martin M. Koffel

Date: December 10, 2008

ATTACHMENTS: Restricted Stock Award Agreement and 2008 Equity Incentive Plan

Attachment I

RESTRICTED STOCK AWARD AGREEMENT

URS CORPORATION
2008 EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT

Pursuant to the Restricted Stock Award Grant Notice ("Grant Notice") and this Restricted Stock Award Agreement (collectively, the "Award") and in consideration of your past services, URS Corporation (the "Company") has awarded you a restricted stock award under its 2008 Equity Incentive Plan (the "Plan") for the number of shares of the Company's Common Stock subject to the Award indicated in the Grant Notice. This Restricted Stock Award Agreement shall be deemed to be agreed to by the Company and you upon your execution of the Grant Notice to which it is attached. Except where indicated otherwise, defined terms not explicitly defined in this Restricted Stock Award Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your Award are as follows:

1. **VESTING.** Subject to the limitations contained herein, your Award shall vest as provided in your Grant Notice, and any portion of your Award that does not vest due to either the termination of your Continuous Service or the failure to satisfy a Performance Goal shall be canceled. Notwithstanding the foregoing, your Award shall become vested in its entirety either (i) in the circumstances providing for accelerated vesting under the terms of your written Employment Agreement, dated as of September 5, 2003, with URS Corporation, as amended by the First Amendment dated December 7, 2006 and the Second Amendment dated December 10, 2008 and as it may be amended from time to time (the "Employment Agreement"), while your Employment Agreement is in effect or (ii) in the circumstances provided in Section 14(c) of the Plan with respect to a Change in Control occurring after the Date of Grant; *provided, however*, that with respect to the portion of your Award that is subject to both time and performance-based vesting (as indicated in the Grant Notice), no such acceleration shall occur in the event of a termination of your employment pursuant to clause (a)(iv) or (a)(v) of Section 6 of your Employment Agreement. The shares subject to your Award will be held by the Company until your interest in such shares vests. As each portion of your interest in the shares vests, the Company shall issue to you appropriate evidence representing such vested shares, either in the form of one or more stock certificates or as uncertificated shares in electronic form, or in any combination of the foregoing.

2. **NUMBER OF SHARES.** The number of shares subject to your Award may be adjusted from time to time for Capitalization Adjustments, as provided in the Plan.

3. **PAYMENT.** This Award was granted in consideration of your past services to the Company and its Affiliates. Subject to Section 10 below, you will not be required to make any payment to the Company with respect to your receipt of the Award or the vesting thereof.

4. Securities Law Compliance. You will not be issued any shares of Common Stock under your Award unless either (a) such shares are then registered under the Securities Act or (b) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Your Award must also comply with other applicable laws and regulations governing the Award, and you will not receive such shares if the Company determines that such receipt would not be in material compliance with such laws and regulations.

5. Transfer Restrictions. Prior to the time that they have vested, you may not transfer, pledge, sell or otherwise dispose of the shares of Common Stock subject to the Award. For example, you may not use shares subject to the Award that have not vested as security for a loan. This restriction on the transfer of shares will lapse with respect to vested shares when such shares vest. Notwithstanding the foregoing, you may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of your death, shall thereafter be entitled to receive vested shares as of the date of your death.

6. Termination of Continuous Service.

(a) Except as may be provided in your Employment Agreement and subject to Section 1 hereof, in the event your Continuous Service terminates for reasons other than your death or Disability (as that term is defined in your Employment Agreement or the Plan, as applicable), you will be credited with the vesting that has accrued under your Award as of the date of your termination of Continuous Service. Except as may be provided in your Employment Agreement and subject to Section 1 hereof, you will accrue no additional vesting of your Award following your termination of Continuous Service. To the extent your Award is not vested on the date of your termination, it shall automatically lapse on such date.

(b) In the event your Continuous Service terminates due to your death, the Award automatically shall become vested in full as of the date of your death and your rights under the Award shall pass by will or the laws of descent and distribution; *provided, however*, that you may designate a beneficiary to receive your vested shares as set forth in Section 5 hereof.

(c) In the event your Continuous Service terminates due to your Disability (as that term is defined in your Employment Agreement or the Plan, as applicable), the Award automatically shall become vested in full as of the date of your termination of Continuous Service.

7. Restrictive Legends. The shares issued under your Award shall be endorsed with appropriate legends determined by the Company as applicable.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

8. Rights as a Stockholder. You shall exercise all rights and privileges of a stockholder of the Company with respect to the shares subject to your Award. You shall be deemed to be the holder of the shares for purposes of receiving any dividends and other distributions which may be paid with respect to such shares and for purposes of exercising any voting rights relating to such shares, even if some or all of such shares have not yet vested; *provided, however*, that any such dividends or distributions will be subject to the same forfeiture restrictions and restrictions on transferability as apply to the shares of Common Stock subject to your Award.

9. Award not a Service Contract. Your Award is not an employment or service contract, and nothing in your Award shall be deemed to (i) alter the terms of your Employment Agreement or (ii) create in any way whatsoever any obligation on your part to continue in the employ of the Company or any Affiliate thereof, or on the part of the Company or any Affiliate thereof to continue your employment or service. In addition, nothing in your Award shall obligate the Company or any Affiliate thereof, their respective stockholders, boards of directors, officers or employees to continue any relationship that you might have as a director or consultant for the Company or any Affiliate thereof.

10. Withholding Obligations.

(a) At the time your Award is made, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or any Affiliate thereof, if any, which arise in connection with your Award. Such withholding obligations may be satisfied by your relinquishment of your right to receive a portion of the shares otherwise issuable to you pursuant to the Award; *provided, however*, that you shall not be authorized to relinquish your right to shares with a fair market value in excess of the amount required to satisfy the minimum amount of tax required to be withheld by law.

(b) Unless the tax withholding obligations of the Company and/or any Affiliate thereof are satisfied, the Company shall have no obligation to issue any stock certificates or uncertificated shares for such shares or release such shares from any escrow provided for herein.

11. Tax Consequences. The acquisition and vesting of the shares may have adverse tax consequences to you that may be mitigated by filing an election under Section 83(b) of the Code. Such election must be filed within thirty (30) days after the date of the grant of your Award. YOU ACKNOWLEDGE THAT IT IS YOUR OWN RESPONSIBILITY, AND NOT THE COMPANY'S, TO FILE A TIMELY ELECTION UNDER CODE SECTION 83(B), EVEN IF YOU REQUEST THE COMPANY TO MAKE THE FILING ON YOUR BEHALF.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

12. Notices. Any notices provided for in your Award or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Award by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

13. Miscellaneous.

(a) The rights and obligations of the Company under your Award shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. Your rights and obligations under your Award may only be assigned with the prior written consent of the Company.

(b) You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Award.

(c) You acknowledge and agree that you have reviewed your Award in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Award and fully understand all provisions of your Award.

14. Governing Plan Document. Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your Award and those of the Plan, the provisions of the Plan shall control.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

ATTACHMENT II

2008 EQUITY INCENTIVE PLAN

EXHIBIT C

Form: Stock Award - Time and Performance-Based Vesting

URS CORPORATION
RESTRICTED STOCK AWARD

GRANT NOTICE
(2008 Equity Incentive Plan)

URS Corporation (the "Company"), pursuant to its 2008 Equity Incentive Plan (the "Plan"), hereby grants to Participant the right to receive the number of shares of the Company's Common Stock set forth below ("Award"). This Award is subject to all of the terms and conditions as set forth herein and in the Restricted Stock Award Agreement and the Plan, each of which are attached hereto and incorporated herein in their entirety. Defined terms not explicitly defined in this Grant Notice but defined in the Plan shall have the same definitions as in the Plan.

Participant:	______________________
Date of Grant:	______________________
Vesting Commencement Date:	______________________
Number of Shares Subject to Award:	______________________
Fair Market Value Per Share:	$_____________________

Vesting Schedule: The shares subject to the Award shall vest as set forth below:

(a) Time-based vesting: 12.5% of the shares subject to the Award shall vest on each of the first four anniversaries of the Vesting Commencement Date, provided in each case that Participant's Continuous Service has not terminated prior to such vesting date.

(b) Time and performance-based vesting: 12.5% of the shares subject to the Award shall vest on each of the first four anniversaries of the Vesting Commencement Date, provided in each case that (i) Participant's Continuous Service has not terminated prior to such vesting date and (ii) the Company has met the net income goal for the fiscal year immediately preceding such vesting date, as established by the Board during the first quarter of such fiscal year, and as confirmed by the Compensation Committee after the audited financial results for such fiscal year have been prepared by the Company, in the Committee's sole discretion acting pursuant to the terms of the Plan (including, but not limited to, Section 2(hh) regarding permissible adjustments in the method of calculating the attainment of Performance Goals).

Additional Terms/Acknowledgements: The undersigned Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Restricted Stock Award Agreement and the Plan. Participant further acknowledges that this Grant Notice, the Restricted Stock Award Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the award of Common Stock in the Company and supersede all prior oral and written agreements on that subject with the exception of awards previously granted and delivered to Participant under the Plan.

URS CORPORATION	PARTICIPANT
By: ______________________	By: ______________________
[NAME, TITLE]	[NAME]
	Date: ______________________

ATTACHMENTS: Restricted Stock Award Agreement and 2008 Equity Incentive Plan

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

ATTACHMENT I

RESTRICTED STOCK AWARD AGREEMENT

URS CORPORATION
2008 EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT

Pursuant to the Restricted Stock Award Grant Notice ("Grant Notice") and this Restricted Stock Award Agreement (collectively, the "Award") and in consideration of your past services, URS Corporation (the "Company") has awarded you a restricted stock award under its 2008 Equity Incentive Plan (the "Plan") for the number of shares of the Company's Common Stock subject to the Award indicated in the Grant Notice. This Restricted Stock Award Agreement shall be deemed to be agreed to by the Company and you upon your execution of the Grant Notice to which it is attached. Except where indicated otherwise, defined terms not explicitly defined in this Restricted Stock Award Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your Award are as follows:

1. VESTING. Subject to the limitations contained herein, your Award shall vest as provided in your Grant Notice, and any portion of your Award that does not vest due to either the termination of your Continuous Service or the failure to satisfy a Performance Goal shall be canceled. Notwithstanding the foregoing, your Award shall become vested in its entirety either (i) in the circumstances providing for accelerated vesting under the terms of your written Employment Agreement with URS Corporation, if any, as it may be amended from time to time (the "Employment Agreement"), while your Employment Agreement is in effect, or (ii) in the circumstances provided in Section 14(c) of the Plan with respect to a Change in Control occurring after the Date of Grant. The shares subject to your Award will be held by the Company until your interest in such shares vests. As each portion of your interest in the shares vests, the Company shall issue to you appropriate evidence representing such vested shares, either in the form of one or more stock certificates or as uncertificated shares in electronic form, or in any combination of the foregoing.

2. NUMBER OF SHARES. The number of shares subject to your Award may be adjusted from time to time for Capitalization Adjustments, as provided in the Plan.

3. PAYMENT. This Award was granted in consideration of your past services to the Company and its Affiliates. Subject to Section 10 below, you will not be required to make any payment to the Company with respect to your receipt of the Award or the vesting thereof.

4. SECURITIES LAW COMPLIANCE. You will not be issued any shares of Common Stock under your Award unless either (a) such shares are then registered under the Securities Act or (b) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Your Award must also comply with other applicable laws and regulations governing the Award, and you will not receive such shares if the Company determines that such receipt would not be in material compliance with such laws and regulations.

5. Transfer Restrictions. Prior to the time that they have vested, you may not transfer, pledge, sell or otherwise dispose of the shares of Common Stock subject to the Award. For example, you may not use shares subject to the Award that have not vested as security for a loan. This restriction on the transfer of shares will lapse with respect to vested shares when such shares vest. Notwithstanding the foregoing, you may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of your death, shall thereafter be entitled to receive vested shares as of the date of your death.

6. Termination of Continuous Service.

(a) Except as may be provided in your Employment Agreement and subject to Section 1 hereof, in the event your Continuous Service terminates for reasons other than your death or Disability (as that term is defined in your Employment Agreement or the Plan, as applicable), you will be credited with the vesting that has accrued under your Award as of the date of your termination of Continuous Service. Except as may be provided in your Employment Agreement and subject to Section 1 hereof, you will accrue no additional vesting of your Award following your termination of Continuous Service. To the extent your Award is not vested on the date of your termination, it shall automatically lapse on such date.

(b) In the event your Continuous Service terminates due to your death, the Award automatically shall become vested in full as of the date of your death and your rights under the Award shall pass by will or the laws of descent and distribution; *provided, however*, that you may designate a beneficiary to receive your vested shares as set forth in Section 5 hereof.

(c) In the event your Continuous Service terminates due to your Disability (as that term is defined in your Employment Agreement or the Plan, as applicable), the Award automatically shall become vested in full as of the date of your termination of Continuous Service.

7. Restrictive Legends. The shares issued under your Award shall be endorsed with appropriate legends determined by the Company as applicable.

8. Rights as a Stockholder. You shall exercise all rights and privileges of a stockholder of the Company with respect to the shares subject to your Award. You shall be deemed to be the holder of the shares for purposes of receiving any dividends and other distributions which may be paid with respect to such shares and for purposes of exercising any voting rights relating to such shares, even if some or all of such shares have not yet vested; *provided, however*, that any such dividends or distributions will be subject to the same forfeiture restrictions and restrictions on transferability as apply to the shares of Common Stock subject to your Award.

9. Award not a Service Contract. Your Award is not an employment or service contract, and nothing in your Award shall be deemed to (i) alter the terms of your Employment Agreement or (ii) create in any way whatsoever any obligation on your part to continue in the employ of the Company or any Affiliate thereof, or on the part of the Company or any Affiliate thereof to continue your employment or service. In addition, nothing in your Award shall obligate the Company or any Affiliate thereof, their respective stockholders, boards of directors, officers or employees to continue any relationship that you might have as a director or consultant for the Company or any Affiliate thereof.

10. Withholding Obligations.

(a) At the time your Award is made, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or any Affiliate thereof, if any, which arise in connection with your Award. Such withholding obligations may be satisfied by your relinquishment of your right to receive a portion of the shares otherwise issuable to you pursuant to the Award; *provided, however,* that you shall not be authorized to relinquish your right to shares with a fair market value in excess of the amount required to satisfy the minimum amount of tax required to be withheld by law.

(b) Unless the tax withholding obligations of the Company and/or any Affiliate thereof are satisfied, the Company shall have no obligation to issue any stock certificates or uncertificated shares for such shares or release such shares from any escrow provided for herein.

11. Tax Consequences. The acquisition and vesting of the shares may have adverse tax consequences to you that may be mitigated by filing an election under Section 83(b) of the Code. Such election must be filed within thirty (30) days after the date of the grant of your Award. YOU ACKNOWLEDGE THAT IT IS YOUR OWN RESPONSIBILITY, AND NOT THE COMPANY'S, TO FILE A TIMELY ELECTION UNDER CODE SECTION 83(B), EVEN IF YOU REQUEST THE COMPANY TO MAKE THE FILING ON YOUR BEHALF.

12. Notices. Any notices provided for in your Award or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Award by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

13. MISCELLANEOUS.

(a) The rights and obligations of the Company under your Award shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. Your rights and obligations under your Award may only be assigned with the prior written consent of the Company.

(b) You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Award.

(c) You acknowledge and agree that you have reviewed your Award in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Award and fully understand all provisions of your Award.

14. GOVERNING PLAN DOCUMENT. Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your Award and those of the Plan, the provisions of the Plan shall control.

ATTACHMENT II

2008 EQUITY INCENTIVE PLAN